Filed pursuant to Rule 424(b(3)
File No. 333-153862

Grant Park Fund October 2009 Update
November 19, 2009

Supplement dated November 19, 2009 to Prospectus dated March 25, 2009
Class	October ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.6%	-9.7%	$74.3M	$1,417.80
B	-2.6%	-10.2%	$704.7M	$1,219.33
Legacy 1	-2.4%	-4.1%	$3.9M	$959.12
Legacy 2	-2.4%	-4.2%	$2.9M	$957.95
GAM 1	-3.2%	-3.7%	$3.5M	$962.74
GAM 2	-3.2%	-4.0%	$4.7M	$960.41
GAM 3	-3.4%	-5.1%	$25.6M	$949.03
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
Grant Park’s Legacy and GAM portfolios began trading on April 1, 2009.

Sector Commentary
Agriculturals/Softs:   Grains prices rose in October as poor weather in the Midwestern U.S. delayed harvests. Short-term weakness in the U.S. dollar throughout the month also supported prices in the corn and wheat markets.

Currencies:  The U.S. dollar and Japanese yen declined last month as increased optimism surrounding the global economy prompted investors to liquidate safe-haven positions.  The Australian and New Zealand dollars rallied steadily in October, benefitting from increased risk appetite among investors.  The Royal Bank of Australia’s decision to raise interest rates also impacted the Australian dollar and was perceived as a sign the Australian economy may recover sooner than previously expected.

Energies:  Crude oil markets finished the month nearly $11 per barrel higher over September’s close.  Weakness in the U.S. dollar and Middle East tensions regarding short-range Iranian missile testing were major drivers behind strength in the crude oil markets.  In the natural gas markets, prices generally declined due to forecasts of weak demand in the industrial sector.

Equities:   Global equity markets finished higher in October, supported by a number of positive economic indicators.  Strong corporate earnings reports from a number of key U.S. financial and technology firms also added to the uptrend in the equity markets.  In Asia, an improved outlook for the global economy led to strong gains in the Japanese, Taiwanese, Chinese, and Hong Kong equity markets.

Fixed Income:  U.S. fixed-income markets declined last month in response to gains in the equity markets.  Liquidations in the U.S. debt markets drove prices lower.  Comments by U.S. Federal Reserve chairman Ben Bernanke stating that an interest rate increase in 2009 would be unlikely also put pressure on the debt markets.

Metals:  Speculators attempting to hedge U.S. dollar weakness drove gold and silver markets steadily higher in October.  As the U.S. dollar fell throughout the month, gold and silver prices rallied in excess of 4.5% and 6.5% respectively over September’s close.  The weak U.S. dollar had a similar effect on the base metal markets, pushing prices upwards.  Stronger demand forecasts fostered by improving economic data from China also added to the rally in industrial metals.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance is available on our website at www.grantparkfunds.com along with weekly commentary.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended October 31, 2009

STATEMENT OF INCOME

Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$5,493,662	$-28,809,329
Change In Unrealized Income (Loss)	-22,681,520	-4,305,087
Brokerage Commission	-346,177	-2,475,957
Exchange, Clearing Fee and NFA Charges	-28,751	-1,304,175
Other Trading Costs	-686,383	-6,315,835
Change in Accrued Commission	25,526	-132,588
Net Trading Income (Loss)	-18,223,643	-43,342,971

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$286,553	$3,276,868
Interest, Other	159,532	3,287,011
U.S. Government Securities Gain (Loss)	-64,688	-586,183
Total Income (Loss)	-17,842,246	-37,365,275

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	-8,972	4,332,992
Operating Expenses	172,631	1,704,760
Organization and Offering Expenses	194,646	2,436,963
Brokerage Expenses	4,354,463	43,516,629
Total Expenses	4,712,768	51,991,344

Net Income (Loss)	$-22,555,014	$-89,356,619

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$836,323,886	$643,595,209
Additions	9,459,471	309,959,459
Net Income (Loss)	-22,555,014	-89,356,619
Redemptions	-3,727,822	-44,697,528
Balance at OCTOBER 31, 2009	$819,500,521	$819,500,521

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,417.800	52,414.67625	$74,313,523	-2.59%	-9.71%
B	$1,219.334	577,915.88464	$704,672,385	-2.64%	-10.24%
Legacy 1	$959.124	4,031.26862	$3,866,486	-2.42%	-4.09%
Legacy 2	$957.949	3,022.70761	$2,895,599	-2.44%	-4.21%
GAM 1	$962.742	3,630.69961	$3,495,426	-3.22%	-3.73%
GAM 2	$960.409	4,875.86391	$4,682,822	-3.24%	-3.96%
GAM 3	$949.029	26,947.84720	$25,574,280	-3.38%	-5.10%
Grant Park’s Legacy and GAM portfolios began trading on April 1, 2009.

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership